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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  F O R M  6 - K


[X]   Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934




                                  GOLDCORP INC.
        ---------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                         COMMISSION FILE NUMBER 1-12970




        PROVINCE OF ONTARIO                                 98770100
----------------------------------------------         -----------------------
(State of other jurisdiction of incorporation           (I.R.S. Employer
        or organization)                                Identification No.)



                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J9

                                 (416) 865-0326
              (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                               Form 20 - F [ ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT OF 1934.

                                                       Yes [   ]      No [ X ]

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                                     FORM 27

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

             ONTARIO SECURITIES ACT OR EQUIVALENT IN OTHER PROVINCES

ITEM 1. - REPORTING ISSUER:

         GOLDCORP INC.
         SUITE 2700
         145 KING STREET WEST
         TORONTO, ONTARIO
         M5H 1J8
         ("GOLDCORP")

ITEM 2. - DATE OF MATERIAL CHANGE:

         December 31, 1999

ITEM 3. - PRESS RELEASE:

         A press release was issued on January 4, 2000 describing the material change.

ITEM 4. - SUMMARY OR MATERIAL CHANGE REPORT

         Goldcorp Inc. announced that it sold on December 31, 1999 all of its Havelock Lime division located in Havelock, New Brunswick to a new purchaser, known as "Havelock Lime Ltd." for a purchase price of US$20.5 million (Cdn$29,650,000) subject to post closing adjustments.

ITEM 5. - FULL DESCRIPTION OF MATERIAL CHANGE:

         Goldcorp Inc. has closed the sale of its Havelock Lime division on December 31, 1999. The gross proceeds of the sale were US$20.5 million (Cdn$29,650,000) subject to post closing adjustments. The purchaser is a private Canadian company and part of a group of companies that produce lime and limestone products in North America. All employees of Havelock Lime will be offered employment with the new owner.

         The asset sale injects additional working capital into Goldcorp's treasury. Including the proceeds of the asset sale, Goldcorp's year end cash and short-term investments will be approximately US$45 million. The proceeds from the sale will be used to complete the development of the Red Lake Mine.

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         The construction of the new Red Lake Mine has proceeded on schedule and was 45% complete at year end. All of the new surface buildings were closed in prior to winter so that the remainder of the construction can be carried out inside. The 1999 underground program concentrated on infrastructure development allowing the mine to be in a position to start developing in ore during the first quarter of 2000.

         The mine is a dynamic property and remarkable for a number of reasons. The quality of the gold is extremely high grade and deposits are substantial. The average annual production over the life of the mine is forecast at 240,000 ounces per year and the cash production costs will rank among the lowest in the industry at a cost of less than US$90 per ounce.

         The development of the NEW Red Lake Mine is 40% completed. Commercial production is scheduled to begin in November 2000. Over the life of this high-grade gold mine, annual production is forecast to average 240,000 ounces per year at a cash production cost of less than US$90 per ounce. Planning is underway to increase forecast annual production by 90% in the third full year of operation. Exploration successes continue, as illustrated by recent drilling results. The most spectacular intersection was 83.5 ounces of gold per ton (2,864.6 grams per ton) over an intercept length of 18.2 feet (5.5 metres).


ITEM 6.  - RELIANCE ON SECTION 75(3) OF THE ACT:

         Not applicable.

ITEM 7. - OMITTED INFORMATION:

         None.

ITEM 8. - SENIOR OFFICER:

         Victoria K. Russell
         Vice President, Legal
         Tel. No. (416) 865-0326

ITEM 9. - STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto this 6th day of January, 2000.



                                By    /s/Victoria K. Russell
                                      ----------------------
                                      Vice President, Legal

GOLDCORP INC.
-------------------------------------------------------------------------------

                                  NEWS RELEASE

Toronto, Canada
January 4, 2000


                       GOLDCORP BEGINS THE NEW YEAR WITH A
                     US$20 MILLION BOOST TO WORKING CAPITAL


GOLDCORP INC. (TSE/ME: G.A, G.B; NYSE: GG.A, GG) begins the year 2000 with a stronger treasury! Goldcorp received US$20.5 million (Cdn$29,650,000, subject to post closing adjustments) when it completed the sale of its Havelock Lime division on December 31, 1999. The sale has produced a pre-tax gain of approximately US$12 million.

The asset sale injects additional working capital into Goldcorp's treasury. Including the proceeds of the asset sale, Goldcorp's year end cash and short-term investments will be approximately US$45 million. The proceeds from the sale will be used to complete the development of the Red Lake Mine.

The construction of the new Red Lake Mine has proceeded on schedule and was 45% complete at year end. All of the new surface buildings were closed in prior to winter so that the remainder of the construction can be carried out inside. The 1999 underground program concentrated on infrastructure development allowing the mine to be in a position to start developing in ore during the first quarter of 2000.

The mine is a dynamic property and remarkable for a number of reasons. The quality of the gold is extremely high grade and deposits are substantial. The average annual production over the life of the mine is forecast at 240,000 ounces per year and the cash production costs will rank among the lowest in the industry at a cost of less than US$90 per ounce.

Goldcorp is a financially strong North American based gold producer and has no debt. The additional funds will enable Goldcorp to provide the new Red Lake Mine with an even more stellar future. The mine will be one of the highest grade and lowest-cost per ounce gold mines in the world and will provide investors with the opportunity for spectacular revenue growth.


FOR FURTHER INFORMATION, PLEASE CONTACT:             CORPORATE OFFICE:

Robert R.McEwen                                      145 King Street W.
Chairman and CEO                                     Suite 2700
Telephone: (416)865-0326                             Toronto, Ontario
Fax: (416)361-5741                                   M5H 1J8
e-mail: info@goldcorp.com
website: www.goldcorp.com

                                      -30-

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                                    SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GOLDCORP INC.


                                          By    /s/Victoria K. Russell
                                                -------------------------
                                                Vice President, Legal
                                                (Duly Authorized Officer)


Date: January 6, 2000